Exhibit 2.6
FIRST AMENDMENT TO
SECOND AMENDED AND RESTATED ASSET PURCHASE AGREEMENT

This First Amendment to Second Amended and Restated Asset Purchase Agreement (this “Amendment”), dated September 28, 2020, is entered into by and among Constellation Brands, Inc., a Delaware corporation (“Seller”), and E. & J. Gallo Winery, a California corporation (“Buyer”). Buyer and Seller are sometimes referred to herein collectively as the “Parties” or each individually as a “Party”. Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to such terms in the Purchase Agreement (as defined below).
RECITALS
WHEREAS, the Parties entered into that certain Second Amended and Restated Asset Purchase Agreement, dated May 22, 2020 (the “Purchase Agreement”); and
WHEREAS, the Parties desire to amend the Purchase Agreement, in accordance with Section 12.3 thereof, as set forth herein.
AGREEMENT
NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:
1.Amendment to Purchase Agreement.

a.The definition of “Base Purchase Price” set forth in Article I of the Purchase Agreement is hereby deleted and replaced in its entirety with the following:

““Base Purchase Price” means an amount equal to Seven Hundred Eighty-Two Million Nine Hundred Forty-Seven Thousand Six Hundred Eighty-One Dollars ($782,947,681), minus (a) Ninety-Six Thousand Seven Hundred Seventy-Four Dollars ($96,774) for each day during the period beginning on July 2, 2020 and ending on and including the date immediately preceding the Closing Date, minus (b) Three Million Seven Hundred Fifty Thousand Dollars ($3,750,000) for each complete period of seven calendar days beginning on July 2, 2020 and ending on and including the date immediately preceding the Closing Date (which, for the avoidance of doubt, is in addition to the reduction described in clause (a) of this definition).”

2.Ratification of Purchase Agreement. The Parties hereby acknowledge and agree that, except as specifically amended by this Amendment, the Purchase Agreement remains unchanged and shall continue in full force and effect. No reference to this Amendment need be made in any instrument or document making reference to the Purchase Agreement, and any reference to the Purchase Agreement in any such instrument or document shall be deemed a reference to the Purchase Agreement as amended hereby.

3.Counterparts; Electronic Delivery. This Amendment may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one agreement. This Amendment, to the extent delivered by means of a facsimile, electronic mail or other means of electronic transmission shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person.

[Signature Page Follows]

    IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed as of the date first written above.

BUYER: E. & J. GALLO WINERY By: /s/ Doug Vilas Name: Doug Vilas Title: Chief Financial Officer	SELLER: CONSTELLATION BRANDS, INC. By: /s/ Steve King Name: Steve King Title: Vice President, Corporate Development
[Signature Page to First Amendment to Second Amended and Restated Asset Purchase Agreement]